SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2015

Commission File Number 1-31517

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing 100033, China

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number		Page Number

1.1	Announcement in relation to key financial and performance indicators for the first three quarters of 2015, dated October 28, 2015.	A-1

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Form 6-K may be viewed as “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. These forward-looking statements are, by their nature, subject to significant risks and uncertainties, and include, without limitation, statements relating to:

•	our business and operating strategies and our ability to successfully execute these strategies;

•	our network expansion and capital expenditure plans;

•	our operations and business prospects;

•	the expected benefit of any acquisitions or other strategic transactions;

•	our financial condition and results of operations;

•	the expected impact of new services on our business, financial condition and results of operations;

•	the future prospects of and our ability to integrate acquired businesses and assets;

•	the industry regulatory environment as well as the industry outlook generally; and

•	future developments in the telecommunications industry in the People’s Republic of China, or the PRC.

The words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “seek,” “will,” “would” and similar expressions, as they relate to us, are intended to identify a number of these forward-looking statements.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We are under no obligation to update these forward-looking statements and do not intend to do so. Actual results may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following:

•	any changes in the regulations or policies of the Ministry of Industry and Information Technology (prior to March 2008, the Ministry of Information Industry, or the MII), or the MIIT, and other relevant government authorities relating to, among other matters:

•	the granting and approval of licenses;

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•	tariff policies;

•	interconnection and settlement arrangements;

•	capital investment priorities;

•	the provision of telephone and other telecommunications services to rural areas in the PRC;

•	the convergence of television broadcast, telecommunications and Internet access networks, or three-network convergence; and

•	spectrum and numbering resources allocation;

•	the effects of competition on the demand for and price of our services;

•	effects of our restructuring and integration following the completion of our acquisition of the Code Division Multiple Access technology, or CDMA, telecommunications business, or the CDMA Business in 2008;

•	any potential further restructuring or consolidation of the PRC telecommunications industry;

•	changes in the PRC telecommunications industry as a result of the issuance of the fourth generation mobile telecommunications, or 4G, licenses by the MIIT;

•	the development of new technologies and applications or services affecting the PRC telecommunications industry and our current and future business;

•	changes in political, economic, legal and social conditions in the PRC, including changes in the PRC government’s specific policies with respect to foreign investment in and entry by foreign companies into the PRC telecommunications industry, economic growth, inflation, foreign exchange and the availability of credit; and

•	implementation of a value-added tax to replace the business tax in the PRC.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the Securities and Exchange Commission.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: October 29, 2015	By:	/s/ Chang Xiaobing
		Name:	Chang Xiaobing
		Title:	Chairman and Chief Executive Officer

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Exhibit 1.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 728)

KEY FINANCIAL AND PERFORMANCE INDICATORS FOR THE FIRST

THREE QUARTERS OF 2015

The Company’s operation was on track as planned for the first three quarters of 2015. Despite the challenges brought by the regulatory policies such as the value-added tax reform and “speed upgrade & tariff reduction”, the Group still managed to achieve a stable growth in revenues and profit.

The unaudited financial data of the Group for the first three quarters of 2015

-       Operating revenues were RMB246,317 million, representing an increase of 1.1% over the corresponding period of last year

-       Service revenues were RMB221,067 million, representing an increase of 1.9% over the corresponding period of last year

-       EBITDA was RMB76,513 million, representing an increase of 2.3% over the corresponding period of last year

-       Profit attributable to equity holders of the Company was RMB16,361 million, representing an increase of 1.2% over the corresponding period of last year

In order to further enhance the transparency of the Group and to enable shareholders, investors and the general public to better appraise the operational performance of the Group, the board of directors (the “Board”) of China Telecom Corporation Limited (the “Company”, together with its subsidiaries, the “Group”) announces certain selected unaudited key financial and performance indicators of the Group for the first three quarters of 2015.

Financial Data (Extracted from financial records prepared in accordance with International Financial Reporting Standards)

	For the period from 1 January 2015 to 30 September 2015	For the period from 1 January 2014 to 30 September 2014	Increase/ (Decrease)
	(RMB million)	(RMB million)

Operating revenues	246,317	243,608	1.1%

of which: Service revenues (note 1)	221,067	217,025	1.9%

Operating expenses
Depreciation and amortisation	(50,825)	(49,403)	2.9%
Network operations and support	(55,841)	(45,913)	21.6%
Selling, general and administrative	(38,081)	(48,595)	(21.6%)
Personnel expenses	(42,144)	(39,220)	7.5%
Other operating expenses	(33,738)	(35,087)	(3.8%)

Total operating expenses	(220,629)	(218,218)	1.1%

Operating profit	25,688	25,390	1.2%

Net finance costs	(3,178)	(3,996)	(20.5%)
Investment income and share of (losses)/profits of associates	(833)	24	N/A

Profit before taxation	21,677	21,418	1.2%
Income tax	(5,270)	(5,202)	1.3%

Profit for the first three quarters	16,407	16,216	1.2%

Profit attributable to:
Equity holders of the Company	16,361	16,169	1.2%
Non-controlling interests	46	47	(2.1%)

	As at 30 September 2015	As at 31 December 2014
	(RMB million)	(RMB million)

Total Assets	607,129	561,274	8.2%

Total Liabilities	(306,070)	(271,166)	12.9%

Total Equity	301,059	290,108	3.8%

Note 1: Service revenues were calculated based on operating revenues minus sales of mobile terminals (first three quarters of 2015: RMB21,823 million; first three quarters of 2014: RMB23,316 million) , sales of wireline equipment and other non-service revenues (first three quarters of 2015: total RMB3,427 million; first three quarters of 2014: total RMB3,267 million)

Business Data

		As at 30 September 2015/ For the period from 1 January 2015 to 30 September 2015	As at 30 September 2014/ For the period from 1 January 2014 to 30 September 2014

	Mobile Subscribers (Million)	194.34	181.57
	of which 3G/4G subscribers (Million)	136.81	112.51
	Net Add/(Decrease) of Mobile Subscribers (Million)	8.72	(4.01)
	of which Net Add of 3G/4G subscribers (Million)	18.18	9.40
	3G/4G Handset Data Traffic (KTB)	366.4	188.7
	Mobile Voice Usage (Billion Minutes)	496.8	489.1
	Wireline Broadband Subscribers (Million)	111.09	105.71
	Net Add of Wireline Broadband Subscribers (Million)	4.14	5.61
	Local Access Lines in Service (Million)	136.89	146.31
including:	Household (Million)	85.84	92.65
	Government & Enterprise (Million)	40.97	40.71
	Public Telephone (Million)	10.08	11.59
	Wireless Local Access (Million)	—	1.36
	Net Decrease of Local Access Lines in Service (Million)	(6.67)	(9.49)
	Wireline Local Voice Usage (Billion Pulses)	84.4	99.1
	Wireline Long Distance Usage (Billion Minutes)	20.2	22.5

For the first three quarters of 2015, the number of mobile subscribers of the Group reached approximately 194 million, representing a cumulative net increase of 8.72 million. Of which the number of 3G /4G subscribers reached approximately 137 million, representing a cumulative net addition of 18.18 million. The number of 4G terminal users for the first three quarters reached 43.73 million, representing a cumulative net addition of 36.65 million. The Group was granted the permit to operate the LTE/4G digital cellular mobile service (LTE FDD) in February this year. The Group firmly seizes the 4G development opportunities, striving to promote the robust development of 4G mobile subscribers and mobile business. The mobile services revenues in the first three quarters maintained sustained growth. The average mobile service revenue per user per month (ARPU) was RMB 55.5, which was stable with slight increase as compared to that for the full year of last year. Facing the challenges from the new Internet technology and the intensified mobile substitution, the number of local access lines in service of the Group declined by 6.67 million in the first three quarters. Services like Internet access and data services continued its robust growth momentum, which effectively offset the impact of decline in the wireline voice services. The wireline broadband subscribers reached 111 million, representing a net addition of 4.14 million. The fundamentals of the overall wireline services continued to remain robust and the revenues from wireline services remained stable.

The Company’s operation was on track as planned for the first three quarters of 2015. The pilot programme of replacing business tax with value-added tax (“VAT Reform”) was extended to cover the telecommunications industry since 1 June 2014, leading to negative impact on the Group’s revenues and profit for the first three quarters of 2015 to a certain extent, especially the additional five-month year over year impact as compared with the corresponding period of last year. In order to implement the government’s relevant policy requirements, the Company has launched various measures on network speed upgrade and tariff reduction since May this year. Despite the challenges brought by the regulatory policies such as the VAT Reform and “speed upgrade & tariff reduction”, the Group still managed to achieve a stable growth in revenues and profit. For the first three quarters of 2015, the operating revenues of the Group were RMB246,317 million, representing an increase of 1.1% over the corresponding period of last year. Of which the service revenues were RMB221,067 million, an increase of 1.9% over the corresponding period of last year. During the period, the Group appropriately strengthened the initiatives in network operation so as to create the competitive edges for the synergistic development of wireline broadband and wireless broadband. In addition, operating rentals had increased. As a result, the network operations and support expenses for the first three quarters of 2015 increased by 21.6% over the corresponding period of last year. In the first three quarters of 2015, the selling, general and administrative expenses of the Group significantly reduced by 21.6% over the same period of last year mainly benefitting from the optimisation in the Group’s development and marketing models to further reinforce the control over marketing initiatives and enhance the efficiency of resources utilisation. The personnel expenses for the first three quarters of 2015 increased by 7.5% over the corresponding period of last year mainly attributable to the increase in performance-linked remuneration for frontline employees. Meanwhile, as a result of the corresponding decrease in the costs of mobile terminals sold in line with the decrease in sales of mobile terminals during the period, other operating expenses decreased by 3.8% over the corresponding period of last year. During the period, finance costs decreased by 20.5% over the corresponding period of last year mainly due to the decrease in the interest rates from 6.25% in 2014 to 5.11% in 2015 on the outstanding amount of the deferred payment of the mobile network acquisition by the Group (the interest rate was specified in the agreement to be set at a 5 basis points premium to the yield of the 5-year super AAA rated Medium Term Notes on an annual basis). The investment income and share of losses of associates for the first three quarters mainly represented the share of losses (29.9%) of China Tower Corporation Limited (“China Tower”) for the period. The profit attributable to equity holders of the Company was RMB16,361 million, representing an increase of 1.2% over the corresponding period of last year. EBITDA was RMB76,513 million, an increase of 2.3% over the same period of last year. EBITDA margin (EBITDA divided by the service revenues) was 34.6%.

In order to further implement the policy requirements of the government regarding network speed upgrade & tariff reduction, the Company has launched the upgrade service of unused handset data traffic carried forward to the next one month from 1 October this year. The Company expects that the relevant concession measure will have adverse impact on the operating revenues and net profit of the Company to a certain extent. On 14 October 2015, the Company and China Tower entered into a transfer agreement, pursuant to which the Company will sell certain telecommunications towers and related assets and inject cash to China Tower in return for new shares issued by China Tower. The relevant disposal is expected to be able to benefit the Company on various aspects, especially to further enhance the tower sharing to be facilitated by China Tower, improve quick and effective 4G network roll-out to enhance time-to-market and capex saving by the Company. The Group will fully leverage the competitive edges in LTE hybrid network and promote the synergistic development of wireline broadband and wireless broadband in full strengths. The Company will encourage the customers to increase data usage upon speed upgrade & tariff reduction, aiming at increasing sales volume at lower unit prices so as to achieve a win-win situation and promote the profitable scale development of the business. The Group will proactively promote the comprehensive in-depth reform, accelerate the transformation of the operation and management models to further stimulate the corporate vitality. The Group will speed up the Internet-oriented transformation, fully leveraging the corporate’s existing strengths and engaging in open cooperation and strengthening the competitive advantages of the ecosystem to enhance the differentiated operational capabilities. The Group will well-perform the “punches combo” of scale development, data traffic operation and Internet data analytics so as to create value for shareholders.

The Board wishes to remind investors that the above financial and business data are based on the Group’s unaudited management accounts. Investors are cautioned not to unduly rely on such data.

In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board
China Telecom Corporation Limited Chang Xiaobing
Chairman and Chief Executive Officer

Beijing, PRC, 28 October 2015

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company consists of Mr. Chang Xiaobing as the chairman and chief executive officer, Mr. Yang Jie as the president and chief operating officer, Mr. Zhang Jiping, Mr. Yang Xiaowei, Mr. Sun Kangmin and Mr. Ke Ruiwen as the executive vice presidents, Mr. Zhu Wei as the non-executive director and Mr. Tse Hau Yin, Aloysius, Madam Cha May Lung, Laura, Mr. Xu Erming and Madam Wang Hsuehming as the independent non-executive directors.